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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                       SMURFIT-STONE CONTAINER CORPORATION
                       -----------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                    475086104
                                    ---------
                                 (CUSIP Number)

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                       MICHAEL O'RIORDAN, GROUP SECRETARY
              JEFFERSON SMURFIT GROUP PLC, BEECH HILL, CLONSKEAGH,
                                DUBLIN 4, IRELAND
                               011-353-1-202-7000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                SEPTEMBER 3, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 6 Pages)


------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                            ------------------------
CUSIP No. 475086104                 SCHEDULE 13D               Page 2 of 6 Pages
----------------------------                            ------------------------


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   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    SMURFIT INTERNATIONAL B.V.
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   |_|
                                                                    (b)   |X|
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   3          SEC USE ONLY
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS*
                    BK; OO
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   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                           |_|
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    THE NETHERLANDS
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  NUMBER OF    7   SOLE VOTING POWER
                         SEE ITEM 4
   SHARES     ------------------------------------------------------------------
               8   SHARED VOTING POWER
BENEFICIALLY             SEE ITEM 4
              ------------------------------------------------------------------
  OWNED BY     9   SOLE DISPOSITIVE POWER
                         SEE ITEM 4
    EACH      ------------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
  REPORTING              SEE ITEM 4

 PERSON WITH
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    SEE ITEM 4
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                  |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    SEE ITEM 4
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                    CO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                            ------------------------
CUSIP No. 475086104                 SCHEDULE 13D               Page 3 of 6 Pages
----------------------------                            ------------------------


--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    JEFFERSON SMURFIT GROUP plc
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   |_|
                                                                    (b)   |X|
--------------------------------------------------------------------------------
   3          SEC USE ONLY
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                           |_|
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    IRELAND
--------------------------------------------------------------------------------
  NUMBER OF    7   SOLE VOTING POWER
                         SEE ITEM 4
   SHARES     ------------------------------------------------------------------
               8   SHARED VOTING POWER
BENEFICIALLY             SEE ITEM 4
              ------------------------------------------------------------------
  OWNED BY     9   SOLE DISPOSITIVE POWER
                         SEE ITEM 4
    EACH      ------------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
  REPORTING              SEE ITEM 4

 PERSON WITH
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    SEE ITEM 4
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                  |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    SEE ITEM 4
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                    CO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 3 (this "Amendment") is filed by Jefferson Smurfit Group plc, a corporation organized under the laws of Ireland ("JSG"), and Smurfit International B.V., a corporation organized under the laws of the Netherlands ("SIBV" and together with JSG, the "Reporting Persons"). This Amendment amends the Schedule 13D originally filed by the Reporting Persons, as amended (the "Schedule 13D"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

         The information contained in Item 4 of the Schedule 13D is hereby amended with the following:

         As previously reported, on June 17, 2002, JSG announced that it had entered into a Transaction Agreement with MDCP, pursuant to which MDCP would make an Offer for the entire issued and to be issued share capital of JSG (including those JSG ordinary shares represented by JSG American Depositary Receipts), subject to the conditions set forth in the Transaction Agreement, including completion of the Distribution. On July 5, 2002, MDCP commenced the Offer and on September 3, 2002, MDCP announced that the Distribution had become effective and all of the other conditions of the Offer had been satisfied or waived and, accordingly, the Offer had been declared unconditional in all respects. MDCP's announcement is filed as Exhibit 99.2 to this Amendment and is incorporated in this Item 4 by reference.

         As a result of the effectiveness of the Distribution and the Offer being declared unconditional in all respects, the Reporting Persons ceased to be beneficial owners, individually and collectively, of more than five percent of the equity securities of the Issuer, and therefore ceased to be subject to the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules of and regulations promulgated thereunder.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
         -------------------------------------------------------------
         RESPECT TO SECURITIES OF THE ISSUER
         -----------------------------------

         Item 4 of this Amendment is incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         See Exhibit Index on page 6.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    SMURFIT INTERNATIONAL B.V.


                                    By:  /s/ Nicholas R. Foley
                                       ----------------------------------
                                       Name:   Nicholas R. Foley
                                       Title:  Managing Director


                                    JEFFERSON SMURFIT GROUP PLC


                                    By:  /s/ Michael O'Riordan
                                       ----------------------------------
                                       Name:   Michael O'Riordan
                                       Title:  Group Secretary


Date: September 4, 2002

                                  EXHIBIT INDEX


EXHIBIT                              DESCRIPTION
-------                              -----------

99.2 Announcement of MDCP Acquisition I, dated September 3, 2002 (incorporated by reference to Exhibit (a)(16) to Amendment No. 11 to Schedule 14D-9 filed by Jefferson Smurfit Group plc on September 3, 2002).











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